SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Voluntary Disclosure, dated December 27, 2017	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 28, 2017	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY DISCLOSURE

CHANGE OF COMPANY NAME AND COMPANY TYPE OF

CONTROLLING SHAREHOLDER

This announcement is made by China Mobile Limited (the “Company”) on a voluntary basis.

The Company was notified by its controlling shareholder China Mobile Communications Corporation that China Mobile Communications Corporation has been reformed from an enterprise owned by the whole people to a wholly state-owned company and its company name has changed from “ ” (China Mobile Communications Corporation) to “ ” (China Mobile Communications Group Co., Ltd.) (the “Changes”). The industrial and commercial registration procedures relating to the Changes have been completed.

Pursuant to the Changes, the businesses, assets, qualifications as well as claims and debts of the former China Mobile Communications Corporation are assumed by China Mobile Communications Group Co., Ltd.. The Changes do not involve any change in the Company’s controlling shareholder and its proportion of shareholding, with China Mobile Communications Group Co., Ltd. currently holding approximately 72.72% of the issued share capital of the Company and being the Company’s controlling shareholder. The Changes will not have any material impact on the operating activities of the Company.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 27 December 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

A-1